Exhibit (d)(8)


                             FORUM GROUP, INC.
                     11320 Random Hills Road, Suite 400
                          Fairfax, Virginia  22030


                                                            October 2, 1995


Dear Forum Retirement Partners, L.P. Unitholder:

     We are pleased to enclose for your consideration our Offer to Purchase for cash at $2.50 per Unit any and all of the outstanding limited partnership interests in Forum Retirement Partners, L.P. (the
"Partnership"). The Offer will expire at 12:00 midnight, New York City time, on Tuesday, October 31, 1995, unless extended.

     As discussed in the enclosed Offer to Purchase (see "Special Factors -- Market Prices for Units"), the $2.50 price represents a substantial premium over recent trading prices of the Units. In addition, Unitholders who tender their Units pursuant to our Offer will not be obligated to pay brokerage fees or commissions. You should be aware that the purchase of Units pursuant to our Offer may result in the delisting of the Units from trading on the American Stock Exchange depending on the number of Unitholders and aggregate market value of Units not owned by the Purchaser following the Offer and may have other effects which could adversely affect the liquidity or prices realizable in sales of Units following the completion of the Offer. See "Certain Effects of the Offer" in the enclosed Offer to Purchase.

     In addition, the Purchaser intends to seek to effect certain changes in the Partnership's business if the Purchaser substantially increases its equity ownership in the Partnership, whether pursuant to the Offer or otherwise. See "Special Factors" with respect to these and other matters important to a decision whether to tender Units pursuant to the Offer.

     We urge you to read the enclosed Offer to Purchase and related Letter of Transmittal carefully. These materials contain important information concerning our Offer, including the conditions thereto, the possible effects thereof, and our plans and proposals relating to the Partnership. For answers to any questions that you might have regarding the enclosed materials or our Offer, or for assistance with the procedures for accepting the Offer and tendering your Units, please contact our information agent, MacKenzie Partners, Inc., at 1-800-322-2885.

                                   Very truly yours,


                                   Mark L. Pacala
                               Chairman of the Board and
                                  Chief Executive Officer